Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Fiscal Year Ended March 31,
	2012	2011	2010	2009	2008
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of
of unconsolidated affiliates	$158,783	$234,265	$234,252	$176,606	$166,782
Fixed charges (net of interest capitalized)	26,882	27,845	29,226	40,797	48,014
Distribution of earnings from unconsolidated affiliates	16,724	—	11,983	8,680	9,189
Total Earnings	$202,389	$262,110	$275,461	$226,083	$223,985

Fixed Charges and Preference Dividends
Interest expense	$22,835	$23,058	$24,210	$35,631	$41,908
Interest capitalized	—	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	1,334	1,260	1,837	948	1,767
Interest component of rent expense	2,713	3,527	3,179	4,218	4,339
Total Fixed Charges	26,882	27,845	29,226	40,797	48,014
Dividends on convertible perpetual preferred stock (pretax)	22,846	22,846	22,846	22,846	22,846
Total Fixed Charges and Preference Dividends	$49,728	$50,691	$52,072	$63,643	$70,860

Ratio of Earnings to Fixed Charges	7.53	9.41	9.43	5.54	4.66

Ratio of Earnings to Combined Fixed Charges and
Preference Dividends	4.07	5.17	5.29	3.55	3.16